Exhibit 99.1

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto announces record underlying earnings of $15.5 billion – net earnings reduced by impairment charge

9 February 2012

•	Record underlying earnings[1] of $15.5 billion, 11 per cent above 2010.

•	Net earnings[1] of $5.8 billion, 59 per cent below 2010, primarily as a result of an impairment charge of $8.9 billion related to the Group’s aluminium businesses.

•	Record underlying EBITDA[1] of $28.5 billion, 10 per cent above 2010.

•	Record cash flows from operations up 16 per cent to $27.4 billion.

•

Capital expenditure of $12.3 billion in 2011, compared with $4.6 billion in 2010. Total capital expenditure for 2012 on approved projects and sustaining capital is expected to be $16 billion. Further project approvals, mainly in the Pilbara, are likely to increase this level of investment as the growth programme continues.

–	Pilbara iron ore expansion to 283 million tonnes per annum (Mt/a) now fully approved and on track to be in operation by end of 2013: second planned phase expansion of Pilbara capacity enhanced to 353 Mt/a and completion brought forward by six months to first half of 2015.

–	Growth options enhanced in Mongolia, Mozambique and South Africa: Rio Tinto moves to majority stake in Ivanhoe, completes Riversdale acquisition providing entry to an emerging major coking coal resource and announces doubling of stake in Richards Bay Minerals.

•	34 per cent increase to full year dividend to 145 US cents per share, reflecting confidence in long-term outlook.

•

$ 7 billion share buy-back programme on track for completion by end of the first quarter. To date $6.2 billion has been completed, representing 103 million Rio Tinto plc shares equivalent to five per cent of the Group’s issued share capital.

	$000,000	$000,000	$000,000
Twelve months to 31 December (All amounts are US$ millions unless otherwise stated)	2011	2010	Change
Underlying EBITDA[1]	28,521	25,978	+10%
Underlying earnings[1]	15,549	13,987	+11%
Net earnings[1]	5,826	14,238	-59%
Cash flows from operations	27,388	23,530	+16%
Underlying earnings per share – US cents	808.5	713.3	+13%
Basic earnings per share from continuing operations – US cents	303.5	731.0	-58%
Ordinary dividends per share – US cents	145.0	108.0	+34%

The financial results are prepared in accordance with IFRS and are unaudited. 1Underlying earnings is the key financial performance indicator which management uses internally to assess performance. It is presented here to provide greater understanding of the underlying business performance of the Group’s operations attributable to the owners of Rio Tinto. Net earnings and underlying earnings relate to profit attributable to owners of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 15. EBITDA is defined on page 13. Underlying EBITDA excludes the same items that are excluded from underlying earnings and is reconciled to the Income Statement in the Financial Information by Business Unit on page 11.

Continues	Page 2 of 44

Chairman’s comments

Chairman Jan du Plessis said “Rio Tinto performed strongly in 2011, generating another set of record-breaking underlying earnings and cash flow numbers, in a year characterised by increasingly unpredictable markets.

“During 2011, we returned $7.7 billion to our shareholders through $2.2 billion of dividends and $5.5 billion of share buy-backs and we are on track to complete our $7 billion share buy-back programme by 31 March 2012. The quality of our tier one businesses, our superior growth options and our positive long-term outlook have led us to increase our annual dividend by 34 per cent, recognising the importance of sustainable long-term returns to shareholders.

“Whilst we have today reported excellent underlying earnings numbers, we also have to recognise that we have taken a significant impairment charge in relation to our aluminium business. As this charge largely relates to the acquisition of Alcan, Tom Albanese and Guy Elliott have notified the Remuneration Committee that they did not wish to be considered for an annual bonus and I think that is absolutely right.

“We anticipate that uncertainty in the financial markets, particularly around the euro, together with elevated price volatility will continue into 2012. This leads us to remain cautious about near term prospects. However, the medium to long term picture remains very positive for metals and minerals as strong demand growth from emerging markets continues. This, together with the strength of our balance sheet, gives us the confidence to press ahead with our value-adding organic growth programme which has been enhanced in 2011 by the successful execution of a number of targeted acquisitions. I am confident that our established strategy of investing in and operating tier one assets positions us well to deliver superior value to shareholders over the long term.”

Chief executive’s comments

Chief executive Tom Albanese said “Today’s set of strong results was primarily driven by the impressive performance of our iron ore operations and higher prices for many of our products. Our Australian businesses rapidly recovered from the severe flooding in the first half of the year. This enabled us to take advantage of the strong market conditions.

“Not all of our divisions are enjoying the same tailwinds. At our November investor seminar, we noted that uncertain macroeconomic conditions, together with stronger currencies in some regions and high raw material costs would result in impairments of our aluminium business. Under these conditions, the full value of our planned improvements in cash margins from existing aluminium operations and from the successful implementation of growth projects is not reflected in the market valuation used for impairment purposes. The combination of these factors has led us to write off $8.9 billion of our aluminium assets in 2011. In total, impairments were $9.3 billion which led to a 59 per cent decline in net earnings to $5.8 billion. As the acquisition of Alcan happened on my watch, I felt it only right not to be considered for an annual bonus this year.

“ Growth in demand for aluminium remains strong but the industry has been running surpluses for the past five years. Chinese production is still tracking internal demand, but has shifted more toward the northwest, where stranded coal is being used to generate electricity.

“We are working hard on improving the performance of our Aluminium business and during the year we completed a strategic review. This has led us to take some difficult but necessary decisions, such as the identification of a number of assets that no longer fit our strategy and so will be divested. We have refocused on our core assets, in particular our world-class bauxite resources, industry-leading technologies and our modern portfolio of large scale, long life, hydro-based smelters. I firmly believe we are on track to secure our position as the lowest cost producer in the aluminium industry.

“The industry-wide phenomenon of high cost inflation has continued in a number of mining hotspots in which we operate. These pressures, together with the strengthening of the Australian and Canadian currencies, escalating raw material prices, the impacts of adverse weather conditions and lower grades squeezed our margins in 2011. We are determined to tackle these cost issues and are accelerating a number of cost and productivity initiatives to control those costs we can influence. We will also continue to mitigate some of these cost increases, through our industry-leading investment in technology, which will lead to increasing automation and improved productivity across many of our operations in years to come.

“I believe that we have the highest value growth programme in the industry and our iron ore expansions in the Pilbara are second to none. We are on track to increase the capacity of our low cost iron ore operations in Western Australia by over 50 per cent by the end of the first half of 2015, ensuring that we are ideally placed to capture the world’s growing demand for steel.

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Our organic growth programme is complemented by targeted M&A and exploration activity to provide us with further future growth options.

“Whilst our growth programme looks to the medium and longer term, we are mindful of short term uncertainties. We have seen some moderation in market expectations for global GDP growth in recent months, but it is still forecast to grow by around 3.3 per cent in 2012. All that we are seeing in China at present underlines our expectation of a soft landing in our key Chinese market, with growth in excess of 8 per cent in 2012.

“Longer term, the drivers of industrialisation and urbanisation in emerging economies remain in place and will lead to an unprecedented increase in demand for metals and minerals over the next 10 to 20 years. It is increasingly apparent that the mining industry as a whole will struggle to bring new supply to the market quickly enough to meet this heightened demand. The recent turmoil in the financial markets will only further delay new supply.

“We have a high quality growth programme, strong balance sheet, proven project execution skills and leadership in innovative technologies. This gives me confidence that we are favourably positioned to deliver shareholder value over the long term.”

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

Twelve months ended 31 December	2011 US$m	2010 restated US$m
Underlying earnings	15,549	13,987

Items excluded from underlying earnings

Impairment charges net of reversals	(9,290)	(739)

Profits on disposal of interests in businesses	167	174

Gain on consolidation of Oyu Tolgoi LLC	—	445

Loss after tax from discontinued operations	(10)	(97)

Exchange differences and gains on derivatives	(57)	429

Deferred tax asset write off	(342)	—

Other	(191)	39

Net earnings*	5,826	14,238

*	2010 net earnings have been restated following the reclassification of certain balances relating to the consolidation of Oyu Tolgoi LLC.

Continues	Page 4 of 44

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below.

		Underlying earnings US$m	Net earnings US$m
2010		13,987	14,238
Prices	6,675
Exchange rates	(998)
Volumes	(502)
General inflation	(376)
Energy	(249)
Other cash costs	(2,096)
Exploration and evaluation costs (including disposals of undeveloped properties)	(796)
Non cash/interest/tax/other	(96)

Total changes in underlying earnings		1,562	1,562
Increase in impairment charges			(8,551)
Lower profits on disposal of interests in businesses			(7)
Absence of gain on consolidation of Oyu Tolgoi LLC			(445)
Lower loss after tax from discontinued operations			87
Movement in exchange differences and gains on derivatives			(486)
Deferred tax asset write off			(342)
Other movements			(230)

2011		15,549	5,826

Prices

The effect of price movements on all major commodities in 2011 was to increase underlying earnings by $6,675 million compared with 2010. Prices improved for nearly all of Rio Tinto’s major commodities: copper prices were up 18 per cent and gold prices were up 29 per cent. Although aluminium prices averaged 10 per cent higher than 2010 they fell back sharply in the last quarter of the year. Spot iron ore prices traded 15 per cent above 2010 levels but ended the year 25 per cent below where they started given price weakness in the fourth quarter driven by Chinese destocking.

Exchange rates

There was significant movement in the US dollar in 2011 relative to the currencies in which Rio Tinto incurs the majority of its costs. Compared with 2010, on average, the US dollar weakened by 12 per cent against the Australian dollar and by four per cent against the Canadian dollar. The effect of all currency movements was to decrease underlying earnings relative to 2010 by $998 million.

Volumes

Lower volumes were primarily driven by lower copper and gold grades at Kennecott Utah Copper, Escondida and Grasberg. This was partly offset by higher iron ore volumes in line with the Group’s increased capacity at its Pilbara ports, despite the adverse weather conditions in the first half of the year. The net impact of volume movements was a decrease in underlying earnings of $502 million relative to 2010.

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Energy, other cash costs and exploration

Higher energy costs across the Group reduced underlying earnings by $249 million compared with 2010. 2011 was impacted by the higher fuel, diesel and power rates affecting most operations. In 2010 the Aluminium operations in the Saguenay were impacted by low snow and rainfall leading to low power generation and the need to purchase additional power from the grid.

Higher other cash costs during 2011 decreased underlying earnings by $2,096 million compared with 2010 due to a combination of higher input prices, fixed production cost inefficiencies associated with lower volumes due to weather events and grade, higher maintenance costs and costs associated with operational readiness.

Rising raw material and input prices decreased underlying earnings by $514 million compared with 2010, particularly relating to higher coke, pitch and caustic prices in the aluminium business. In addition, underlying earnings were impacted by unit cost increases due to lower volumes caused by severe weather conditions ($261 million) and lower grades ($445 million), notably in the copper business. Additional costs of $546 million were associated with a full year of operations at new mines and operational readiness preparations particularly in the Pilbara and Coal Australia. Other production and one-off costs lowered earnings by a further $330 million.

In 2011, evaluation work progressed at many of the Group’s projects including the Resolution and La Granja copper projects and the Simandou iron ore project. Two undeveloped coal properties were divested in 2010 resulting in a $229 million gain on disposal. The impact from higher exploration and evaluation expenditure combined with lower gains realised from divestments was to lower underlying earnings by $796 million compared with 2010.

Interest/tax/other

The effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 30.0 per cent compared with 27.9 per cent in 2010. The effective corporate income tax rate on net earnings, excluding equity accounted units was 49.1 per cent compared with 27.3 per cent in 2010. The increase was due to the goodwill impairment charge being non-deductible for tax purposes.

The group interest charge was $245 million lower than in 2010, mainly reflecting an increase in capitalised interest in 2011.

Items excluded from underlying earnings

An impairment charge of $9,290 million was recognised in 2011, of which $8,855 million related to the Group’s aluminium businesses. The valuation of Rio Tinto’s aluminium businesses for impairment testing is based on our assessment of fair market value less costs to sell (‘FVLCS’) derived from discounted future cash flows. In the current market environment, costs are substantially higher due to continued strength in the Australian and Canadian dollars against the US dollar and an increase in input prices. These factors, combined with rising LME inventory, are delaying the aluminium industry’s investment in growth projects for new capacity. Under these conditions, FVLCS does not include the full value of our planned improvements in cash margins from existing operations and from the successful implementation of our growth projects. The impairment was therefore largely a result of the current economic environment and related market volatility in aluminium prices leading to declines in market values for aluminium assets.

In addition, there were net impairments of $344 million relating to the Group’s diamond business and $91 million in other net impairments. The impairment to the Group’s diamond business was caused by a change in assumptions about future capital costs required to complete the Argyle underground project. This was partly offset by a recovery in prices, which resulted in a reversal of impairment at Diavik of $112 million.

Profits on the disposal of businesses in 2011 related principally to the sale of the Group’s talc business and of its Colowyo mine.

The deferred tax asset write-off in 2011 of $342 million followed a change in French legislation which restricted the utilisation of tax losses.

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The 2010 impairment charge of $739 million related mainly to the Alcan Engineered Products businesses. The Group completed the divestment of 61 per cent of Alcan Engineered Products, excluding the Cable division, to Apollo Global Management, LLC and the Fonds Stratégique d’Investissement on 4 January 2011.

Profits on the disposal of businesses in 2010 related primarily to the sale of the Group’s remaining 48 per cent interest in Cloud Peak Energy Inc.

Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. The $445 million gain arising on consolidation represented the excess of the provisional fair value ascribed to the Group’s indirect share of the assets and liabilities of Oyu Tolgoi LLC over the historical cost of acquiring that share through its investment in Ivanhoe Mines.

Cash flow

Cash flows from operations, including dividends from equity accounted units, were $27.4 billion, 16 per cent higher than 2010, primarily as a consequence of higher prices. Taxes paid in 2011 increased by 51 per cent to $6.2 billion in line with higher taxable profits.

Purchase of property, plant and equipment and intangible assets accelerated in 2011 to $12.3 billion, an increase of $7.7 billion from 2010. This included the continued expansion of the Pilbara iron ore mines and infrastructure to 283 Mt/a in Western Australia, the development of the Oyu Tolgoi copper-gold project in Mongolia, the expansion of the Yarwun alumina refinery in Queensland, the extension and expansion of the Kestrel coking coal mine in Queensland and the underground development of the Argyle diamond mine in Western Australia. The $700 million payment to the Government of Guinea following the signing of the agreement for the Simandou iron ore project was recognised as capital expenditure.

In addition, during 2011 the Group spent $6.1 billion on acquisitions net of cash acquired. The Group completed the acquisition of Riversdale Mining Limited for $3.7 billion and paid $0.5 billion to acquire Hathor Exploration Limited, which completed on 12 January 2012. Rio Tinto increased its interest in Ivanhoe Mines Ltd from 40.3 per cent to 49 per cent and participated in Ivanhoe’s rights offering for a total consideration of $1.9 billion. On 24 January 2012, Rio Tinto moved to a majority stake in Ivanhoe, taking its interest to 51 per cent.

During 2011, the Group bought back 91 million Rio Tinto plc shares at a total cost of $5.5 billion.

Dividends paid in 2011 of $2.2 billion were 27 per cent higher than 2010 reflecting the increase in the 2010 final dividend and the subsequent 2011 interim dividend.

Statement of financial position

Net debt increased from $4.1 billion (restated) at 31 December 2010 to $8.5 billion at 31 December 2011 as strong operating cash inflows were offset by outflows relating to capital expenditure, acquisitions, the increase in the dividend and the share buy-back programme. Net debt to total capital was 12 per cent at 31 December 2011 and interest cover was 27 times.

In 2011, Rio Tinto issued $4 billion of fixed rate bonds, with maturities of 5, 10 and 30 years. The weighted average maturity was around 12 years and the weighted average coupon was less than 3.7 per cent. At 31 December 2011, 60 per cent of Rio Tinto’s adjusted total borrowings of $18.1 billion were at fixed interest rates.

As disclosed at the 2011 half year, the Group has revised its definition of net debt, such that it is stated net of the impact of certain funding arrangements relating to equity accounted units (“EAUs”) and partially-owned subsidiaries (“EAU funded balances”). This modification is required in order to avoid showing liabilities twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently loaned by the EAU to a consolidated Group subsidiary. Comparative figures have been adjusted accordingly. This primarily impacted the consolidation of the net debt of Ivanhoe (an EAU) and Oyu Tolgoi (a subsidiary). Adjusted total borrowings have been similarly adjusted.

Provisions have risen by $4.7 billion due to increases of approximately $3 billion to the estimate of closure obligations, following revisions to cost estimates (including the impact of mine and infrastructure expansions), combined with changes to the rate used to discount these obligations to their present value. Net pension provisions have increased by approximately $1.5 billion due to falling discount rates and lower than expected fund returns.

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Profit for the year

In 2011, profit for the year was $6,765 million (2010 $15,098 million) of which $939 million (2010 $860 million) was attributable to non-controlling interests, leaving $5,826 million (2010 $14,238 million) of net earnings attributable to owners of Rio Tinto. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.

Dividends

The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 7 February 2012.

Ordinary dividend per share	2011	2010
Rio Tinto Group
Interim (US cents)	54.00	45.00
Final (US cents)	91.00	63.00

Total dividend (US cents)	145.00	108.00

Rio Tinto plc
Interim (pence)	33.14	28.21
Final (pence)	57.33	39.14

Total dividends (pence)	90.47	67.35

Rio Tinto Limited
Interim (Australian cents)	49.81	49.27
Final (Australian cents)	84.20	61.94

Total dividends (Australian cents)	134.01	111.21

Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.

The respective dividends will be paid on 12 April 2012 to holders of ordinary shares and to ADR shareholders. This will apply to Rio Tinto plc and ADR shareholders on the register at the close of business on 2 March 2012 and to Rio Tinto Limited shareholders on the register at the close of business on 6 March 2012. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR shareholders will be 29 February 2012.

Rio Tinto plc shareholders may elect to receive their dividend in Australian dollars, and Rio Tinto Limited shareholders may elect to receive their dividend in pounds sterling. Currency conversions will be determined by reference to the exchange rates applicable to pounds sterling and Australian dollars five business days prior to the dividend payment date. Currency elections must be registered by 20 March 2012 for Rio Tinto Limited and Rio Tinto plc shareholders.

ADR shareholders receive dividends in US dollars, which will be converted from pounds sterling by reference to the exchange rate applicable on 3 April 2012. This is likely to differ from the US dollar determining rate due to currency fluctuations.

As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is 20 March 2012 for both Rio Tinto Limited and Rio Tinto plc shareholders. Purchases under the Dividend Reinvestment Plan are made on or as soon as practicable after the dividend payment date and at the prevailing market price. There is no discount available.

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Capital and major evaluation projects

Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%)	Status/Milestones
Completed in 2011
Iron ore – debottlenecking of Dampier port to expand the Pilbara capacity by 5 million tonnes to 225 Mt/a	$91m	The project was completed on time and on budget by the end of the first quarter of 2011.

Ongoing and approved
Iron Ore
Expansion of Iron Ore Company of Canada (IOC) (Rio Tinto 58.7%) from 18 to 22 Mt/a	$486m	Recommenced in May 2010 and is currently being commissioned as planned.
Preparation for the expansion of the Pilbara to 283 Mt/a and beyond (Rio Tinto share $649 million)	$990m	Approved in July and August 2010, the funding allowed dredging contracts to be awarded and long lead items to be ordered as part of early works on the expansion of the Cape Lambert port to 133 Mt/a capacity.
Development of Hope Downs 4 mine in the Pilbara (Rio Tinto 50%) to sustain production at 230 Mt/a	$2.1bn	Approved in August 2010, first production is expected in 2013. The new mine is anticipated to have a capacity of 15 Mt/a and a capital cost of $1.6 billion (Rio Tinto share $0.8 billion). Rio Tinto is funding the $ 0.5 billion for the rail spur, rolling stock and power infrastructure.
Debottlenecking of Dampier port to expand the Pilbara capacity by a further 5 million tonnes to 230 Mt/a	$284m	Approved in September 2010, the project is expected to be complete by the end of the first quarter of 2012. No additional capital is required at the mines.
Expansion of Pilbara infrastructure to 283 Mt/a	$4.1bn	Approved in October 2010, the investment (Rio Tinto share $3.1 billion) is expected to increase infrastructure capacity by 53 Mt/a to 283 Mt/a by the end of 2013. Further investments in mine expansions will be required.
Expansion of Brockman 4 mine (from 22 Mt/a to 40 Mt/a) and Western Turner Syncline mine (from 6 Mt/a to 15 Mt/a) in the Pilbara.	$1.4bn	Approved in December 2010, the two projects represent the first two of three mine developments to expand mine capacity to an anticipated 283 Mt/a by the end of 2013.
Phase two expansion of IOC’s concentrate capacity to 23.3 Mt/a (Rio Tinto 58.7%)	$277m	Approved in February 2011, phase two is expected to be complete by 2013 with first production in late 2012 (Rio Tinto share $163 million).
Phase two of the Marandoo mine expansion in the Pilbara to sustain production at 230 Mt/a	$1.1bn	Approved in February 2011, the mine will extend Marandoo at 15 Mt/a by 16 years to 2030.
Funding for early works and procurement as part of the programme to increase capacity in the Pilbara to 353 Mt/a	$676m	Approved in June 2011, the $676 million (Rio Tinto share US$350 million) will be used to bring forward engineering work for the longest lead-time components of Cape Lambert port development and rail infrastructure. As a result, capacity expansion to 353 Mt/a will now be reached in the first half of 2015, six months earlier than planned.
Coastal water project in the Pilbara	$310m	Approved in September 2011, the investment will assure a sustainable water supply for the operations in the Pilbara
Investment in power and fuel supply in the Pilbara	$833m	Approved in September 2011, the investment (Rio Tinto share $706 million) in major power and fuel supply projects is part of its drive to substantially increase iron ore production capacity in Western Australia.

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Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%)	Status/Milestones
Development of Nammuldi mine in the Pilbara	$2.2bn	Approved in February 2012, the project represents the third mine development to expand mine capacity to an anticipated 283 Mt/a by the end of 2013.
Cape Lambert port and rail early works for the proposed capacity expansion to 353 Mt/a	$1.2bn	Approved in February 2012, the $1.2 billion funding (Rio Tinto share $0.7 billion) follows other early works investments approved in June 2011.
Aluminium
Expansion of the Yarwun Alumina Refinery in Queensland, Australia from 1.4 to 3.4 Mt/a	$2.3bn	Approved in July 2007, the co-generation plant and shiploader were commissioned in 2010 and the calciners were commissioned in the fourth quarter of 2011. The project is expected to commence operation in August 2012 with first bauxite to be processed through the expanded plant in mid-2012.
Construction of a new 225MW turbine at the Shipshaw power station in Quebec, Canada	$268m	Approved in October 2008, the project remains on track and is expected to be completed in December 2012. An additional $40m was approved in 2011 due to currency impacts and scope changes.
Modernisation of ISAL aluminium smelter in Iceland	$487m	Approved in September 2010, the project is expected to increase production from 190kt to 230kt between April 2012 and July 2014. The project includes a leading-edge casting facility to produce value-added billet.
AP60 plant (60kt per annum) in Quebec, Canada	$1.1bn	Approved in December 2010, first hot metal is expected in February 2013.
Modernisation and expansion of Kitimat smelter in British Columbia, Canada	$3.3bn	A further amount of $ 2.7bn was approved in December 2011. This was in addition to the cumulative spend of $550m. It will increase capacity from 280ktpa to 420ktpa. Expected to come onstream in first half of 2014.
Copper
Investment in phases 1 and 2 of Moly Autoclave Process (MAP) in Utah, Unites States to enable lower-grade molybdenum concentrate to be processed more efficiently than conventional roasters and allow improved recoveries	$340m	Approval was given to restart in April 2010. Phase 1 is due to come onstream by the fourth quarter of 2012, with full capacity by the fourth quarter of 2013. Phase 2 is expected to be complete in the first quarter of 2015.
Construction of the Eagle nickel and copper mine in Michigan, United States	$469m	Approved in June 2010, first production is expected in late 2013. The mine will produce an average of 17.3kt and 13.2kt per year of nickel and copper metal respectively over six years.
Construction of phase one of Oyu Tolgoi copper and gold mine in Mongolia. On 24 January 2012, Rio Tinto increased its stake in Ivanhoe Mines to 51%. Ivanhoe owns 66 per cent of Oyu Tolgoi.	$6.0bn	Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. First commercial production is expected in the first half of 2013.

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Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%)	Status/Milestones
Energy
20 year extension and expansion from 4.3 Mt/a to 5.7 Mt/a at Kestrel (Rio Tinto 80%), Queensland, Australia	$2.0bn	The investment will extend the life of the mine to 2031 and is expected to come onstream in the second quarter of 2013. Capital cost increased from $1.1bn: 50% of the increase relates to exchange rates, 20% from higher inflation and 30% due to delays and scope changes.
6 Mt/a expansion of Hunter Valley Operations (Rio Tinto 80%) and Mount Thorley Warkworth mine (Rio Tinto 51%), New South Wales, Australia	$260m	Approved in July 2010, the two thermal coal expansions are expected to reach the full run rate by mid-2012.
Expansion of thermal coal capacity at Bengalla, New South Wales, Australia by 2.1 million tonnes to 7.5 Mt/a (Rio Tinto 32%)	$184m	Approved in November 2010, the expansion will include the upgrading of infrastructure and the purchase of additional mining equipment. A feasibility study for a second stage expansion to increase production to 8.5 Mt/a is underway.
Development of the greenfield Benga coking and thermal coal mine in Mozambique (Rio Tinto 65%)	$516m	Acquired as part of the Riversdale acquisition, Benga is expected to commence production around the end of the first quarter of 2012. Production from phase one is expected to ramp up to a rate of 1.6 Mt/a of coking coal and 0.8 Mt/a of thermal coal in 2013.
Diamonds & Minerals
Argyle Diamond mine underground project, extending the mine life to at least 2019. (Originally approved in 2005, the project was slowed in 2009 and restarted in September 2010.)	$2.1bn	An additional $0.5bn was approved in December 2011, primarily reflecting the impact of a record 2010/11 wet season and adverse exchange movements. The project is expected to be complete by the end of 2013 with full production in 2014.

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Rio Tinto financial information by business unit

Twelve months ended 31 December			Gross sales revenue (a)		EBITDA (b)		Net earnings (c)
	Rio Tinto interest %		2011 US$m	2010 US$m	2011 US$m	2010 US$m	2011 US$m	2010 US$m
Iron Ore
Hamersley	100.0		21,626	16,757	15,935	11,819	10,617	7,911
Robe River	(d	)	5,229	4,322	4,084	3,328	2,172	1,771
Iron Ore Company of Canada	58.7		2,471	2,447	1,329	1,379	491	491
Dampier Salt	68.4		434	442	23	79	(1)	29

Product group operations			29,760	23,968	21,371	16,605	13,279	10,202

Evaluation projects/other			149	56	(441)	—	(426)	(13)

			29,909	24,024	20,930	16,605	12,853	10,189

Aluminium	(e	)
Bauxite & Alumina			2,834	2,490	360	321	(12)	(32)
Primary Metal			6,985	6,415	1,385	1,354	450	496
Other Integrated Operations			46	46	(142)	(14)	(128)	(42)
Intersegment			(1,786)	(1,422)	2	(10)	3	(6)

Integrated Operations			8,079	7,529	1,605	1,651	313	416
Other Product Group Items			3,923	3,592	127	190	95	129

Product group operations			12,002	11,121	1,732	1,841	408	545
Evaluation projects/other			157	192	31	47	34	66

			12,159	11,313	1,763	1,888	442	611

Copper
Kennecott Utah Copper	100.0		3,470	3,342	1,944	2,174	1,224	1,338
Escondida	30.0		2,167	2,699	1,203	1,806	659	1,013
Grasberg joint venture	(f	)	406	611	262	403	129	206
Palabora	57.7		1,110	837	346	205	100	52
Northparkes	80.0		402	308	212	193	127	112

Product group operations			7,555	7,797	3,967	4,781	2,239	2,721
Evaluation projects/other			79	—	(573)	(282)	(307)	(191)

			7,634	7,797	3,394	4,499	1,932	2,530

Energy
Rio Tinto Coal Australia	(g	)	6,196	4,603	2,318	1,731	1,240	940
Rössing	68.6		450	493	(83)	23	(48)	(3)
Energy Resources of Australia	68.4		675	533	77	118	(53)	22

Product group operations			7,321	5,629	2,312	1,872	1,139	959
Evaluation projects/other			6	23	(80)	427	(65)	228

			7,327	5,652	2,232	2,299	1,074	1,187

Diamonds and Minerals
Diamonds	(h	)	727	682	180	157	10	69
RTIT	(i	)	1,580	1,331	345	255	151	74
Rio Tinto Minerals	(j	)	901	1,015	239	209	144	199

Product group operations			3,208	3,028	764	621	305	342
Evaluation projects/other			12	7	(61)	(15)	(53)	(14)

			3,220	3,035	703	606	252	328

Other Operations	(k	)	8,246	10,151	411	757	(120)	237

Intersegment transactions			(2,817)	(2,758)	58	(34)	40	(15)

Product Group Total			65,678	59,214	29,491	26,620	16,473	15,067

Other items					(843)	(594)	(593)	(554)
Exploration and evaluation					(127)	(48)	(102)	(52)
Net interest							(229)	(474)

Underlying EBITDA/earnings					28,521	25,978	15,549	13,987
Share of equity accounted unit sales (a)			(5,085)	(4,043)
Items excluded from underlying earnings			(56)	—	115	575	(9,723)	251

Consolidated sales revenue/EBITDA/net earnings			60,537	55,171	28,636	26,553	5,826	14,238

Depreciation & amortisation in subsidiaries					(3,817)	(3,437)
Impairment charges					(9,766)	(982)
Depreciation & amortisation in equity accounted units					(527)	(522)
Taxation and finance items in equity accounted units					(474)	(903)

Profit on ordinary activities before finance items and tax					14,052	20,709

Continues	Page 12 of 44

Rio Tinto financial information by business unit (continued)

			Capital expenditure (m)		Depreciation & amortisation		Operating assets (n)
			for the year to 31 December		for the year to 31 December		At 31 December
	Rio Tinto interest %		2011 US$m	2010 US$m	2011 US$m	2010 US$m	2011 US$m	2010 US$m
Iron Ore
Hamersley	100.0		2,328	1,227	810	630	8,415	8,010
Robe River (d)	53.0		1,023	222	249	222	2,935	2,612
Iron Ore Company of
Canada	58.7		653	253	110	108	1,177	847
Dampier Salt	68.4		53	14	25	23	249	196
Simandou			700	—	9	10	588	(42)
Other			—	—	—	—	4	5

			4,757	1,716	1,203	993	13,368	11,628

Aluminium	(e	)
Bauxite & Alumina			665	428	351	324	9,504	8,249
Primary Metal			1,211	531	725	716	15,726	21,525
Other Integrated Operations			81	4	22	22	974	1,041

			1,957	963	1,098	1,062	26,204	30,815

Copper
Kennecott Utah Copper	100.0		561	259	227	296	2,025	1,870
Escondida	30.0		481	206	135	119	1,548	1,468
Grasberg joint venture	(f	)	161	102	37	49	596	540
Palabora	57.7		64	33	86	69	3	—
Northparkes	80.0		56	53	32	32	406	403
Oyu Tolgoi	(l	)	2,225	290	3	—	5,049	2,489
Other			236	47	18	3	2,467	948

			3,784	990	538	568	12,094	7,718

Energy
Rio Tinto Coal Australia	(g	)	1,016	609	349	266	3,993	3,145
Rio Tinto Coal
Mozambique			172	—	—	—	3,363	—
Rössing	68.6		39	35	28	31	153	201
Energy Resources of
Australia	68.4		100	41	143	70	137	348
Other			—	—	—	—	518	—

			1,327	685	520	367	8,164	3,694

Diamonds and Minerals
Diamonds	(h	)	445	186	146	70	1,170	1,185
RTIT	(i	)	144	91	155	145	1,965	2,708
Rio Tinto Minerals	(j	)	50	23	36	53	465	682
Other			—	—	—	—	5	5

			639	300	337	268	3,605	4,580

Other Operations	(k	)	729	570	535	587	3,830	7,160

Product Group Total			13,193	5,224	4,231	3,845	67,265	65,595
Intersegment transactions							79	221
Net assets held for sale	(o	)	—	—	—	—	55	(101)
Other items			251	75	113	114	(3,427)	(2,097)
Less: equity accounted units			(1,146)	(746)	(527)	(522)

Total			12,298	4,553	3,817	3,437	63,972	63,618

Less: Net debt							(8,451)	(4,071)
Less: EAU funded balances excluded from net debt							(2,982)	(1,300)

Equity attributable to Rio Tinto shareholders							52,539	58,247

Continues	Page 13 of 44

Notes to financial information by business unit

Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Aluminium group excludes Pacific Aluminium, Other Aluminium and the Cable division of Alcan Engineered Products which are included in ‘Other Operations’.

(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units (after adjusting for sales to subsidiaries).

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)	Net earnings represent profit after tax for the period attributable to the owners of the Rio Tinto Group. Earnings of subsidiaries and equity accounted units are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is, therefore, 53 per cent, net of amounts attributable to outside equity shareholders.

(e)	Aluminium is now presented on an integrated operations basis splitting activities between Bauxite and Alumina, Primary Metal and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities. 2010 comparative information has been adjusted accordingly.

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Includes Rio Tinto’s 80 per cent interest in Coal and Allied (prior to 16 December 2011 Rio Tinto’s interest was 75.7%), which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. Coal and Allied owns a 40 per cent interest in Bengalla and an 80 per cent interest in Mount Thorley, giving the Group a beneficial interest at 31 December 2011 of 32 per cent and 64 per cent, respectively.
(h)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(i)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (RTFT) (100 per cent), QMM (80 per cent) and RBM (attributable interest of 37 per cent). On 1 February 2012 the Group announced it would take a majority stake in RBM. Refer to ‘Events after the statement of financial position date’ on page 41.

(j)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent). Rio Tinto completed the sale of its 100 per cent interests in its talc operations on 1 August 2011.

(k)	Other operations include Rio Tinto’s 100 per cent interests in Pacific Aluminium, Other Aluminium and the Cable division of Alcan Engineered Products, Rio Tinto Marine and its 39 per cent interest in Constellium (formerly Alcan Engineered Products excluding the Cable division). 2010 comparative information for Pacific Aluminium and Other Aluminium has been adjusted accordingly. Rio Tinto completed the sale of its Colowyo coal mine on 1 December 2011.

Continues	Page 14 of 44

Notes to financial information by business unit (continued)

(l)	Rio Tinto’s interest in Oyu Tolgoi LLC is held indirectly through its investment in Ivanhoe Mines Ltd (Ivanhoe). The Group’s remaining interests in the assets of Ivanhoe, unrelated to Oyu Tolgoi LLC, are reported in the Copper group within “Other”. On 24 January 2012, the Group took a majority stake in Ivanhoe and will consolidate Ivanhoe from the date of acquisition of control (Refer to ‘Events after the statement of financial position date’ on page 41).

(m)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(n)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are less non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt).

(o)	Net assets held for sale at 31 December 2011 include Riversdale’s Zululand Anthracite Colliery (ZAC) which was acquired with a view to resale. Net assets held for sale at 31 December 2010 relate to Alcan Engineered Products excluding the Cable Division.

Continues	Page 15 of 44

Reconciliation of net earnings to underlying earnings

Exclusions from Underlying earnings	Pre-tax (h) 2011 US$m	Taxation 2011 US$m	Non- controlling interests 2011 US$m	Dis- continued operations (h) 2011 US$m	Net amount 2011 US$m	Restated Net amount 2010 US$m
Impairment charges net of reversals (a)	(9,766)	476	—	—	(9,290)	(739)
Profits on disposal of interests in businesses (b)	185	(18)	—	—	167	174
Gain on consolidation of Oyu Tolgoi (c)	—	—	—	—	—	445
Loss after tax from discontinued operations	—	—	—	(10)	(10)	(97)
Exchange and derivative gains/(losses):
— Exchange (losses)/gains on US dollar net debt and intragroup balances	(155)	22	(14)	—	(147)	434
— Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d)	12	(16)	(15)	—	(19)	56
— Gains/(losses) on commodity derivatives not qualifying for hedge accounting (e)	99	10	—	—	109	(61)
Deferred tax asset write off (f)	—	(342)	—	—	(342)	—
Other exclusions (g)	(46)	56	(201)	—	(191)	39

Total excluded from Underlying earnings	(9,671)	188	(230)	(10)	(9,723)	251

Net earnings	13,214	(6,439)	(939)	(10)	5,826	14,238

Underlying earnings	22,885	(6,627)	(709)	—	15,549	13,987

‘Underlying earnings’ is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (h) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects but including discontinued operations.

An impairment charge of $9,290 million was recognised in 2011, of which $8,855 million related to the Group’s aluminium businesses. The valuation of Rio Tinto’s aluminium businesses for impairment testing is based on our assessment of fair market value less costs to sell (‘FVLCS’) derived from discounted future cash flows. In the current market environment, costs are substantially higher due to continued strength in the Australian and Canadian dollars against the US dollar and an increase in input prices. These factors, combined with rising LME inventory, are delaying the aluminium industry’s investment in growth projects for new capacity. Under these conditions, FVLCS does not include the full value of our planned improvements in cash margins from existing operations and from the successful implementation of our growth projects. The impairment was therefore largely a result of the current economic environment and related market volatility in aluminium prices leading to declines in market values for aluminium assets.

In measuring the amount of the impairment, the Group compared the carrying value of the aluminium business with its FVLCS, assessed using discounted cash flow techniques. This is in accordance with the requirements of IAS 36 ‘Impairment of Assets’ since in the Group’s view, the aluminium business’ value in use is lower than its FVLCS. The FVLCS of the aluminium business was lower than its carrying value, which resulted in impairment to goodwill of US$7,405 million; to property, plant and equipment of US$1,186 million and to investments in equity accounted units of US$579 million. A portion of the goodwill impairment arises on goodwill allocated to aluminium assets, now reported within Other Operations, following the change in management structure for these businesses announced on 17 October 2011.

In addition to the above, there were net impairments of US$344 million relating to the Group’s diamond businesses and US$91 million in other net impairments.

Continues	Page 16 of 44

Of the net impairments to the Group’s diamond businesses, US$456 million relates to Argyle and was caused by changes in assumptions about future capital costs required to complete the Argyle underground project. In addition, recovery in prices resulted in a US$112 million reversal of impairment relating to Diavik.

The impairment charges of US$739 million for the year ended 31 December 2010 related mainly to Alcan Engineered Products businesses: US$589 million, the Group’s diamond businesses: US$115 million (net of reversals) and US$35 million in other impairments. All impairments were measured based upon assessment of fair value. Divestment of 61 per cent of Alcan Engineered Products, excluding the Cable Division, was completed on 4 January 2011. Refer to acquisitions and disposals on page 36.

(b)	Profits arising on the disposal of interests in businesses for the year ended 31 December 2011 relate principally to the divestment of the Group’s talc business and of its Colowyo mine. Refer to acquisitions and disposals on page 36.

Profits arising on the disposal of interests in businesses for the year ended 31 December 2010 relate principally to the sale of the Group’s 48 per cent interest in Cloud Peak Energy Inc.

(c)	The gain on consolidation of Oyu Tolgoi represents the excess of the fair value ascribed to the Group’s indirect share of the assets and liabilities of Oyu Tolgoi over the historic cost of acquiring that share through its investment in Ivanhoe Mines Ltd.

(d)	Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(e)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(f)	In 2011, French deferred tax assets of US$342 million were written off as a result of restrictions on the utilisation of losses introduced in 2011.

(g)	Other credits and charges that, individually, or in aggregate, if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

(h)	Exclusions from Underlying earnings relating to both equity accounted units (‘EAUs’) and discontinued operations are stated after tax. Exclusions from Underlying earnings relating to EAUs are included in the column ‘Pre-tax’.

Continues	Page 17 of 44

Review of operations

Comparison of underlying earnings

2011 underlying earnings of $15,549 million were $1,562 million above 2010 underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
2010 underlying earnings	13,987

Iron ore	2,664
Aluminium	(169)
Copper	(598)
Energy	(113)
Diamonds & Minerals	(76)
Other operations	(357)
Central exploration and evaluation	(50)
Interest	245
Intersegment transactions and other items	16

2011 underlying earnings	15,549

Iron ore

	2011	2010	Change
Production (million tonnes – Rio Tinto share)	191.8	184.6	+4%
Production (million tonnes – 100%)	244.6	239.0	+2%
Gross sales revenue ($ millions)	29,909	24,024	+24%
Underlying EBITDA ($ millions)	20,930	16,605	+26%
Underlying earnings ($ millions)	12,853	10,189	+26%
Capital expenditure ($ millions)	4,757	1,716	+177%

Performance

The Iron Ore group’s underlying earnings of $12,853 million in 2011 were 26 per cent higher than 2010, reflecting higher prices and increased volumes partly offset by adverse currency movements and higher costs driven by inflation, input prices, royalties and operational readiness. Capital expenditure reflected the expansion in the Pilbara to 283 Mt/a and the expansion of Iron Ore Company of Canada (IOC) to 22 Mt/a.

Markets

Record global iron ore shipments of 239 million tonnes (100 per cent) in 2011 were below production due to extreme weather conditions experienced in the first half of the year. Despite this, Rio Tinto’s Pilbara ports operated at above annualised capacity rates and shipped record volumes of 225 million tonnes for the full year.

Rio Tinto priced its iron ore contracts on a quarterly basis with a four month lag for the first three quarters of 2011. From 1 October 2011, the Group transitioned to a more diversified sales contract portfolio. In the fourth quarter, approximately 40 per cent of sales were priced with reference to a quarterly average index set at the prior quarter’s average lagged by one month. The remainder was sold on a shorter term price basis linked to current quarter average, current month average or spot index prices. Index prices are adjusted for product characteristics and iron and moisture content.

Continues	Page 18 of 44

Operations

The Pilbara mines operated at record levels, producing 231 million tonnes (184 million tonnes attributable) for the full year 2011.

The nameplate capacity of the Pilbara system increased by five million tonnes to 225Mt/a at the end of the first quarter of 2011, following the completion of the first debottlenecking project at the Dampier port on time and on budget.

Production declined at IOC due to a combination of lower equipment availability, pit sequencing (higher waste to ore) and maintenance work at the pellet plant.

New projects and growth

The expansion of the Pilbara to 283 Mt/a by the end of 2013 remains on track. The feasibility study for the second phase of the Cape Lambert expansion continued to make good progress. If approved, it would increase the Pilbara’s capacity to 353 Mt/a and now incorporates the replacement of an old car dumper, with associated mine and infrastructure development.

On 15 June 2011, Rio Tinto announced that it is accelerating its iron ore expansion programme in the Pilbara with an additional $676 million of funding for early works and procurement. As a result, it is expected that the capacity expansion to 353 Mt/a will now be reached in the first half of 2015, six months earlier than previously planned.

On 8 February 2012, Rio Tinto committed a further $3.4 billion (Rio Tinto share $2.9 billion) to the major expansion of its Pilbara iron ore operations in Western Australia. $2.2 billion (Rio Tinto 100 per cent) was approved to extend the life of the Nammuldi iron ore mine. With this funding, the project to increase production capacity in the Pilbara to 283 Mt/a is now fully approved. $1.2 billion (Rio Tinto share $700 million) for Cape Lambert port and rail early works needed for the proposed capacity expansion to 353 Mt/a. The 353 Mt/a expansion is in final feasibility study, with a final investment decision expected later this year.

Rio Tinto’s integrated Pilbara operations will be progressively upgraded as follows:

•	225 Mt/a – current operating capacity

•	230 Mt/a by end of Q1 2012 – Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 – Cape Lambert 53 Mt/a increment (in implementation)

•	353 Mt/a by end of H1 2015 – Cape Lambert 70 Mt/a increment (in final feasibility)

At IOC, the Concentrator Expansion Project Phase 1, lifting capacity to 22 Mt/a, is being commissioned as planned and Phase 2, improving the magnetite recovery circuit, is progressing with first production expected in late 2012.

On 18 October 2011, Rio Tinto announced the acceleration of the development of the Simandou iron ore project in Guinea with the approval of a further $211 million for continued studies and $1.1 billion of funding for commitments for early works and procurement of long-lead items. This funding will allow the project to move forward towards first shipment of ore by mid-2015.

Continues	Page 19 of 44

Rio Tinto Alcan

	2011	2010	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	28,192	25,861	+9%
Alumina (000 tonnes)	5,846	6,096	-4%
Aluminium (000 tonnes)	2,386	2,395	-0%
Gross sales revenue ($ millions)	12,159	11,313	+7%
Underlying EBITDA ($ millions)	1,763	1,888	-7%
Underlying earnings ($ millions)	442	611	-28%
Capital expenditure ($ millions)	1,957	963	+103%

The numbers in the above table exclude the production and financial results of 13 non-core assets that have been transferred into Other Operations following the Group’s streamlining announcement on 17 October 2011. These assets are now managed and reported separately from Rio Tinto Alcan while the Group progresses divestment options.

Performance

Rio Tinto Alcan’s underlying earnings of $442 million were 28 per cent lower than 2010. Higher exchange-traded aluminium prices increased earnings by $574 million compared with 2010. This was more than offset by adverse currency movements of $282 million, mainly from the strengthening of the Canadian and Australian dollars against the US dollar, higher costs from increased input prices and the effects of adverse weather conditions in the early part of 2011 mainly in Queensland, Australia. In the latter half of the year, the combination of lower LME metal prices and continued higher prices for key raw materials such as pitch, coke and caustic soda exacerbated the decline in underlying earnings.

Rio Tinto Alcan remains committed to deliver the second phase of the transformation which is targeting a sustainable incremental EBITDA improvement of $1 billion and increased long term margins of 40 per cent. This will be achieved through a reduced cost structure, disciplined portfolio management, business improvement initiatives and investment and expansion of tier one, long-life, large scale, low cost assets. Transformation benefits realised in 2011 offset some of the cost pressures from current market conditions resulting in a full year EBITDA margin of 20 per cent.

Markets

2011 was characterised by a year of two halves. In the first half, the strong demand along with factors such as power cutbacks in China, escalating socio-political tensions in the MENA region and improving macro data from OECD countries, pushed the LME cash prices to a high of $2,771 per tonne in April. In the second half, macroeconomic concerns took hold, particularly the unfolding debt crisis in Europe, thereby reducing prices to below $2,000 per tonne towards the end of 2011, significantly hampering earnings as a result.

The 2011 average aluminium price was $2,395 per tonne, an increase of 10 per cent on 2010.

Operations

Bauxite production was nine per cent higher year on year, driven by increased third party demand, notably at Weipa.

Alumina production was four per cent lower year on year, primarily due to Queensland Alumina which was impacted by abnormally heavy rains in early 2011.

Aluminium production was flat year on year.

Continues	Page 20 of 44

Following the events that occurred at the end of 2011 and at the beginning of 2012, a total of 342,000 tonnes of annual capacity has been reduced across Rio Tinto Alcan’s aluminium operations, as follows:

•

After labour negotiations at the Alma smelter failed to reach agreement, and to protect the safety and integrity of the aluminium operations, a Company lockout was enacted on 1 January 2012 which resulted in a shutdown of two thirds (292,000 tonnes) of the smelter’s capacity.

•

A circuit breaker failure at the Shawinigan smelter at the end of 2011 reduced capacity at the plant by 50 per cent to 50,000 tonnes. The suspended capacity will be restarted and the plant is expected to be back to full production in the second quarter of 2012.

A further 120,000 tonnes of annual capacity is expected to be lost at Lynemouth (within Other operations) following Rio Tinto’s announcement of its intention to close the smelter, subject to the completion of a 90-day consultation process.

New projects and growth

The expansion of the Yarwun alumina refinery in Queensland from 1.4 to 3.4 million tonnes per annum is proceeding on schedule with first bauxite to be processed through the expanded plant in mid-2012. The expansion will improve cost efficiency for the entire refinery and is expected to move Rio Tinto Alcan’s position further down the alumina industry cost curve.

On 1 December 2011, Rio Tinto announced an additional capital investment of $2.7 billion to modernise its aluminium smelter in Kitimat, British Columbia, Canada. This new investment will allow for completion of the $3.3 billion project in 2014 and increase the smelter’s current production capacity by more than 48 per cent to approximately 420,000 tonnes per year.

Copper

	2011	2010	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	519.7	678.1	-23%
Refined copper (000 tonnes)	334.4	392.8	-15%
Mined molybdenum (000 tonnes)	13.6	12.9	+5%
Mined gold (000 oz)	669	763	-12%
Refined gold (000 oz)	379	596	-36%
Gross sales revenue ($ millions)	7,634	7,797	-2%
Underlying EBITDA ($ millions)	3,394	4,499	-25%
Underlying earnings ($ millions)	1,932	2,530	-24%
Capital expenditure ($ millions)	3,784	990	+282%

Performance

The Copper group’s underlying earnings of $1,932 million were 24 per cent lower than 2010, reflecting lower volumes from lower grades at Kennecott Utah Copper, Escondida and Grasberg, higher cash costs and an increase in evaluation expenditure partly offset by higher prices.

Markets

The Copper group benefited from higher average prices for its major products in 2011. Copper increased 18 per cent to 400 cents per pound, gold increased 29 per cent to $1,571 per ounce and molybdenum was flat year on year.

The total impact of price changes on the Copper product group, including the effects of provisional pricing movements, was to increase underlying earnings by $738 million compared with 2010.

At the end of 2011, the Group had an estimated 181 million pounds of copper sales that were provisionally priced at US 344 cents per pound. The final price of these sales will be determined during the first half of 2012. This compared with 270 million pounds of open shipments at 31 December 2010, provisionally priced at US 428 cents per pound.

Continues	Page 21 of 44

Operations

Mined copper production in 2011 declined 23 per cent compared with 2010 mainly due to lower grades at Kennecott Utah Copper, Escondida and Grasberg. A work stoppage which halted operations for 15 days at Escondida and industrial action at Grasberg also impacted 2011 production levels.

On 5 September 2011, Rio Tinto announced its intention to divest its 57.7 per cent shareholding in Palabora and initiated a commercial process to sell its shareholding.

New projects and growth

Rio Tinto assumed management of the Oyu Tolgoi copper-gold project in Mongolia following an agreement with Ivanhoe Mines Ltd in December 2010 and fully consolidated Oyu Tolgoi from this date. Capital expenditure in 2011 totalled $2.2 billion with 70 per cent of the construction work completed at 24 January 2012. First commercial production is expected in the first half of 2013.

During 2011, Rio Tinto increased its holding in Ivanhoe from 40.5 per cent to 49 per cent and fully participated in Ivanhoe’s rights offering. Consideration for these transactions totalled $1.9 billion.

On 24 January 2012, Rio Tinto moved to a majority stake in Ivanhoe, having purchased shares that take its interest to 51 per cent. This followed the expiry of the standstill agreement on 18 January 2012 and the successful arbitration which enabled Rio Tinto to purchase additional shares in Ivanhoe without being diluted.

Exploration and evaluation work continued at the Resolution project in Arizona and the La Granja project in northern Peru. In June, Rio Tinto approved $103 million to allow shaft 9 at Resolution to be accelerated. In November, approval was given to complete a pre-feasibility study at La Granja for a smaller-scale starter mine, conceptually planned to commence production in 2016.

Energy

	2011	2010	Change
Production (Rio Tinto share)
Australian coal (000 tonnes)
Hard coking coal	8,815	8,967	-2%
Semi-soft coking coal	2,859	3,075	-7%
Thermal coal	17,791	18,430	-3%
Uranium (000’s pounds)	7,058	11,377	-38%
Gross sales revenue ($ millions)	7,327	5,652	+30%
Underlying EBITDA ($ millions)[1]	2,232	2,299	-3%
Underlying earnings ($ millions)[1]	1,074	1,187	-10%
Capital expenditure ($ millions)	1,327	685	+94%

[1]	EBITDA and underlying earnings in 2010 included $435 million pre-tax and $229 million post-tax gain from the sale of two undeveloped coal projects.

Performance

The Energy group’s underlying earnings of $1,074 million, which were 10 per cent lower than 2010, benefited from an improved pricing environment but were impacted by lower volumes and higher costs following adverse weather conditions in the first half of 2011 and adverse exchange rate movements from a stronger Australian dollar versus the US dollar. In addition, 2010 included the divestment of two undeveloped coal projects in Australia which delivered a $435 million pre-tax and $229 million post-tax gain.

Continues	Page 22 of 44

Markets

After achieving near record prices in January 2011 following Indonesian and Australian supply side disruptions, global thermal coal markets experienced broad price declines throughout the remainder of 2011. This decline reflected weaker global economic activity and strong supply growth. However, prices remained well supported.

Severe flooding in Queensland, which accounts for around 60 per cent of global seaborne supply, left the coking coal market with a severe supply deficit leading to premium hard coking coal prices increasing to average above US$325/t in the first half of 2011. In the second half of 2011, hard coking coal prices began to fall as Australian supply gradually recovered and weakness in global steel production placed some downward pressure on pricing.

Operations

The Australian coal operations recovered substantially from the severe weather conditions of the first half of 2011 but production levels overall were down on 2010. Hard coking coal, semi-soft coking coal and thermal coal production ended the year two per cent, seven per cent and three per cent, respectively, lower than 2010.

Uranium declined 38 per cent year on year with substantially lower production at both operations. The processing plant at ERA was shut from late January to mid June as a pro-active strategy to manage processed water levels in the tailings dam following a sustained period of above-average rainfall. Lower grades, lower milled tonnes and lower extraction rates were experienced at Rössing as the mine continues with its major pre-strip programme which will allow access to higher grade, lower strip ratio reserves.

New projects and growth

Rio Tinto completed the acquisition of Riversdale Mining Limited (now Rio Tinto Coal Mozambique) on 1 August, delivering new options for growth in thermal and coking coal in Mozambique. First production from the Benga mine is expected to be processed through the wash plant in the early part of the first quarter with the first shipment of hard coking coal from the Beira port expected around the end of the first quarter.

On 19 October 2011, Rio Tinto made a recommended all-cash offer for Hathor Exploration and successfully completed the acquisition on 12 January 2012. The acquisition will bolster Rio Tinto’s global uranium strategy and complements its current exploration programme in Saskatchewan.

Diamonds & Minerals

	2011	2010	Change
Production (Rio Tinto share)
Borates (000 tonnes)	504	500	+1%
Titanium dioxide (000 tonnes)	1,443	1,392	+4%
Diamonds (000 carats)	11,733	13,843	-15%
Gross sales revenue ($ millions)	3,220	3,035	+6%
Underlying EBITDA ($ millions)	703	606	+16%
Underlying earnings ($ millions)	252	328	-23%
Capital expenditure ($ millions)	639	300	+113%

Performance

The Diamonds & Minerals group’s underlying earnings of $252 million were 23 per cent lower than 2010. Excluding the effects of a $79 million tax benefit in 2010, underlying earnings were slightly higher than the prior year. The group benefited from higher prices from improved market conditions across all products. This was offset by lower volumes and increased costs, primarily in the diamond business, due to the transition to underground mining at Argyle and severe weather conditions.

Continues	Page 23 of 44

Markets

Rough diamond prices improved strongly in the first eight months of 2011 due to restocking in the US and continued growth in Chinese and Indian consumer markets. Despite some softening towards the end of the year, rough diamond prices improved 24 per cent year on year.

Revenues for Rio Tinto Iron & Titanium (RTIT) increased by 19 per cent compared with 2010 due to increasing titanium dioxide feedstock, zircon and metallic co-product prices and demand growth associated with urbanisation trends. RTIT continued to replace its multi-year sales contracts with alternative pricing mechanisms in 2011, increasing the exposure to market prices.

Rio Tinto Minerals achieved a five per cent improvement in refined borate revenues in 2011 through strong prices, product mix and steady Asian demand growth.

Operations

Diamond production was 15 per cent lower year on year. Argyle production declined 24 per cent compared with 2010 due to heavy rains in the first quarter, lower ore grades, and maintenance shut downs in the fourth quarter. This was partly offset by Diavik where production was three per cent higher year on year, due to improved throughput partly offset by lower grades.

Titanium dioxide feedstocks production was four per cent higher in 2011 despite constraints associated with rebuilding a furnace in Quebec. Production gains were delivered through a new tailings treatment plant at Richards Bay Minerals (RBM) in South Africa, new dry mining operations in Madagascar, and strong fourth quarter production in Quebec.

Full year borates production was one per cent higher than 2010 overcoming severe weather conditions that curtailed production at the beginning of the year.

On 1 August, Rio Tinto completed the divestment of its talc business to Imerys for an enterprise value of $340 million.

New projects and growth

In December 2011, a further $0.5 billion of capital was approved for the Argyle underground project, bringing the total approved amount to $2.1 billion. This increase reflected project development delays primarily caused by a record 2010/11 wet season and adverse exchange rate movements.

On 1 February 2012, Rio Tinto announced that it would double its stake in RBM to 74 per cent through the acquisition of BHP Billiton’s 37 per cent interest.

Rio Tinto re-entered the potash business in September 2011 through a joint venture exploration agreement in Saskatchewan, home to nearly half the world’s potash reserves.

Pre-feasibility studies continued at Jadar, a lithium-borate deposit in Serbia which, if developed, has the potential to supply more than 20 per cent of global lithium demand.

Other operations

Rio Tinto’s 100 per cent interests in the Cable division of Alcan Engineered Products, Rio Tinto Marine and US Coal business, Colowyo (which was divested on 1 December 2011), and its 39 per cent interest in Constellium (formerly Alcan Engineered Products excluding the Cable division) are included within Other operations.

Following the Group’s streamlining announcement on 17 October 2011, 13 non-core aluminium assets have been transferred into Other operations. These assets are now managed and reported separately from Rio Tinto Alcan while the Group progresses divestment options.

Continues	Page 24 of 44

Central exploration

	2011	2010	Change
($ millions)
Central exploration (post-tax)	(189)	(111)	-70%
Divestments	87	59	+47%

Post-tax (charge) / credit	(102)	(52)	-96%

Central exploration expenditure in 2011 (post divestments and post tax) resulted in a charge to underlying earnings of $102 million compared with a charge of $52 million in 2010, as the result of an increased spend on greenfield exploration. During 2011, the Group realised $87 million (post tax) from the divestment of central exploration properties compared with $59 million in 2010.

At the Amargosa bauxite project in Brazil, the Order of Magnitude study was completed. Management of the project will transition from Rio Tinto Exploration to Rio Tinto Alcan.

Drilling commenced to assess potash targets in Saskatchewan in the joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron. Results to date have been encouraging.

CRTX, the exploration joint venture between Chinalco and Rio Tinto was officially registered as a business in China. It will focus initially on exploration for copper.

Price & exchange rate sensitivities

The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

	Average published price/exchange rate for 2011	10% change	Effect on full year 2011 underlying earnings US$m
Iron ore		+/-10%	1,720
Aluminium*	$2,395/t	+/-$240/t	510
Copper	400c/lb	+/-40c/lb	340
Gold	$1,571/oz	+/-$157/oz	70
Thermal and coking coal		+/-10%	280
Australian dollar*	103USc	+/-10.3USc	910
Canadian dollar	101USc	+/-10.1USc	300

*	Excludes any impact on the non-core aluminium assets included within Other operations.

Continues	Page 25 of 44

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Forward looking statements

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continues	Page 26 of 44

For further information, please contact:

Media Relations, EMEA / Americas	Media Relations, Australia / Asia

Illtud Harri	David Luff
Office: +44 (0) 20 7781 1152	Office: +61 (0) 3 9283 3620
Mobile: +44 (0)7920 503 600	Mobile: +61 (0) 0419 850 205

Tony Shaffer	Karen Halbert
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 412 119 389

Christina Mills	Bruce Tobin
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 103 454

Investor Relations, London	Investor Relations, Australia

Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Christopher Maitland
Office: +44 (0) 20 7781 2051	Office: +61 (0) 3 9283 3063
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 459 800 131

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

Continues	Page 27 of 44

Group income statement

Years ended 31 December

	2011 US$ m	Restated (a) 2010 US$m
Continuing operations
Consolidated sales revenue	60,537	55,171
Net operating costs (excluding items shown separately)	(36,260)	(35,262)
Impairment charges less reversals (b)	(9,174)	(982)
Gain on consolidation and on disposal of interests in businesses (c)	185	753
Exploration and evaluation costs	(1,437)	(594)
Profit on disposal of interests in undeveloped projects (d)	89	522

Operating profit	13,940	19,608
Share of profit after tax of equity accounted units	704	1,101
Impairment after tax of investments in equity accounted units (b)	(592)	—

Profit before finance items and taxation	14,052	20,709
Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(154)	529
Net gains on derivatives not qualifying for hedge accounting	51	162
Finance income	115	163
Finance costs	(497)	(778)
Amortisation of discount	(353)	(294)

	(838)	(218)

Profit before taxation	13,214	20,491

Taxation	(6,439)	(5,296)

Profit from continuing operations	6,775	15,195
Discontinued operations
Loss after tax from discontinued operations (e)	(10)	(97)

Profit for the year	6,765	15,098
– attributable to non-controlling interests	939	860
– attributable to owners of Rio Tinto (Net earnings)	5,826	14,238

Basic earnings/(loss) per share (f)
Profit from continuing operations	303.5c	731.0c
Loss from discontinued operations	(0.5c )	(4.9c )

Profit for the year	303.0c	726.1c

Diluted earnings/(loss) per share (f)
Profit from continuing operations	301.5c	726.7c
Loss from discontinued operations	(0.5c )	(4.9c )

Profit for the year	301.0c	721.8c

Dividends paid during the year (US$m)	2,236	1,754
Dividends per share: paid during the year	117.0c	90.0c
Dividends per share: proposed in the announcement of the results for the year	91.0c	63.0c

Continues	Page 28 of 44

Notes to the Group Income statement

(a)	The Financial statements for the year ended 31 December 2010 have been restated in accordance with IFRS 3 ‘Business Combinations’ (Revised), following the reclassification of certain balances relating to the Consolidation of Oyu Tolgoi LLC. Refer to acquisitions and disposals on page 38.

(b)	The impairment charges of US$9,766 million (including US$592 million after tax relating to the Group’s investments in equity accounted units) for the year ended 31 December 2011 related mainly to the Group’s aluminium business: US$9,182 million, the Group’s diamond business US$467 million (net of impairment reversals of US$176 million) and US$117 million in other impairments less reversals.

All impairments were measured based upon an assessment of fair value. Alcan Packaging is discussed separately in (e) below.

The valuation of Rio Tinto’s aluminium businesses for impairment testing is based on our assessment of fair market value less costs to sell (‘FVLCS’) derived from discounted future cash flows. In the current market environment, costs are substantially higher due to continued strength in the Australian and Canadian dollars against the US dollar and an increase in input prices. These factors, combined with rising LME inventory, are delaying the aluminium industry’s investment in growth projects for new capacity. Under these conditions, FVLCS does not include the full value of our planned improvements in cash margins from existing operations and from the successful implementation of our growth projects. The impairment was therefore largely a result of the current economic environment and related market volatility in aluminium prices leading to declines in market values for aluminium assets.

In measuring the amount of the impairment, the Group compared the carrying value of the aluminium business with its FVLCS, assessed using discounted cash flow techniques. This is in accordance with the requirements of IAS 36 ‘Impairment of Assets’ since in the Group’s view, the aluminium business’ value in use is lower than its FVLCS. The FVLCS of the aluminium business was lower than its carrying value, which resulted in impairment to goodwill of US$7,405 million; to property, plant and equipment of US$1,186 million and to investments in equity accounted units of US$579 million. A portion of the goodwill impairment arises on goodwill allocated to aluminium assets, now reported within Other Operations, following the change in management structure for these businesses announced on 17 October 2011.

Of the net impairments to the Group’s diamond businesses, US$456 million relates to Argyle and was caused by changes in assumptions about future capital costs required to complete the Argyle underground project. In addition, recovery in prices resulted in a US$112 million reversal of impairment relating to Diavik.

The impairment charges of US$982 million for the year ended 31 December 2010 related mainly to the Group’s aluminium business: US$805 million, the Group’s diamond business: US$135 million (net of impairment reversals) and US$42 million in other impairments.

(c)	Profits arising on the disposal of interests in businesses for the year ended 31 December 2011 relate principally to the divestment of the Group’s talc business and of its Colowyo mine. Refer to acquisitions and disposals on page 39.

The gain arising on consolidation and disposal of interests in businesses for the year ended 31 December 2010 related principally to the gain on consolidation of Oyu Tolgoi LLC into the Rio Tinto Group and the sale of the Group’s 48 per cent interest in Cloud Peak Energy Inc.

d)	Profits on disposal of interests in undeveloped projects in 2011 relate principally to the disposal of undeveloped projects at Sari Gunay and Altai Nuurs. The 2010 profits relate principally to the disposal of undeveloped coal projects at Vickery and Maules Creek.

(e)	Loss after tax from discontinued operations of US$10 million (31 December 2010: US$97 million) relates to the completion of the disposal of Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor on 1 February 2010, and Alcan Food Packaging Americas division to Bemis Company Inc. on 1 March 2010.

(f)	For the purposes of calculating basic earnings/(loss) per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,923.1 million (31 December 2010: 1,961.0 million), being the weighted average number of Rio Tinto plc shares outstanding of 1,487.3 million (31 December 2010: 1,525.2 million) and the weighted average number of Rio Tinto Limited shares of 435.8 million. In 2011, no Rio Tinto Limited shares were held by Rio Tinto plc (31 December 2010: nil). The profit figure used in the calculation of basic and diluted earnings per share is based on profit for the year attributable to owners of Rio Tinto.

For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated using the treasury stock method.

Continues	Page 29 of 44

Group statement of comprehensive income

Years ended 31 December

	2011 US$m	Restated 2010 US$m
Profit after tax for the year	6,765	15,098
Other comprehensive income:
Currency translation adjustment	(974)	1,504
Currency translation on companies disposed of transferred to the income statement	46	6
Cash flow hedge fair value gains/(losses):
– Cash flow hedge fair value gains/(losses)	82	(93)
– Cash flow hedge losses transferred to the income statement	141	95
(Losses)/gains on revaluation of available for sale securities	(236)	215
Losses on revaluation of available for sale securities transferred to the income statement	(19)	(10)
Actuarial losses on post retirement benefit plans	(1,956)	(782)
Share of other comprehensive income of equity accounted units, net of tax	48	206
Tax relating to components of other comprehensive income	468	253

Other comprehensive (loss)/income for the year, net of tax	(2,400)	1,394

Total comprehensive income for the year	4,365	16,492

– attributable to owners of Rio Tinto	3,504	15,350
– attributable to non-controlling interests	861	1,142

Continues	Page 30 of 44

Group cash flow statement

Years ended 31 December

	2011 US$m	Restated 2010 US$m
Cash flows from consolidated operations (a)	26,589	22,126
Dividends from equity accounted units	799	1,404

Cash flows from operations	27,388	23,530
Net interest paid	(613)	(696)
Dividends paid to holders of non-controlling interests in subsidiaries	(548)	(457)
Tax paid	(6,197)	(4,100)

Net cash generated from operating activities	20,030	18,277

Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures & associates (b)	(6,133)	(907)
Disposals of subsidiaries, joint ventures & associates	387	604
Net proceeds from the disposal of assets held for sale	33	3,196
Purchase of property, plant & equipment and intangible assets	(12,335)	(4,591)
Sales of financial assets	104	227
Purchases of financial assets	(146)	(145)
Other funding of equity accounted units	(745)	(154)
Other investing cash flows	20	59

Cash used in investing activities	(18,815)	(1,711)

Cash flows before financing activities	1,215	16,566

Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(2,236)	(1,754)
Own shares purchased from Rio Tinto shareholders	(5,504)	—
Proceeds from issue of ordinary shares in Rio Tinto	48	92
Proceeds from additional borrowings	4,704	1,947
Cash movement on EAU funded balances (c)	1,683	—
Repayment of borrowings	(496)	(11,307)
Proceeds from issue of shares to non-controlling interests	424	250
Other financing cash flows	(72)	162

Cash used in financing activities	(1,449)	(10,610)

Effects of exchange rates on cash and cash equivalents	(71)	(139)

Net (decrease)/increase in cash and cash equivalents	(305)	5,817

Opening cash and cash equivalents less overdrafts	9,959	4,142

Closing cash and cash equivalents less overdrafts (d)	9,654	9,959

(a) Cash flows from consolidated operations
Operating profit	13,940	19,608
Adjustments for:
Gain on consolidation and on disposal of interests in businesses	(185)	(753)
Impairment charges less reversals	9,174	982
Depreciation and amortisation	3,817	3,437
Provisions (including exchange differences on provisions)	961	907
Utilisation of provisions	(627)	(507)
Utilisation of provision for post retirement benefits	(678)	(1,110)
Change in inventories	(1,000)	(492)
Change in trade and other receivables	108	(1,316)
Change in trade and other payables	1,239	983
Other items	(160)	387

	26,589	22,126

(b)	Refer to acquisitions and disposals on page 36.

(c)	Refer to consolidated net debt on page 34.

(d)	Closing cash and cash equivalents at 31 December 2011 is stated net of bank overdrafts of US$16 million.

Continues	Page 31 of 44

Group statement of financial position

At 31 December

	2011 US$m	Restated 2010 US$m
Non-current assets
Goodwill	8,187	15,316
Intangible assets	7,955	5,700
Property, plant and equipment	64,967	56,024
Investments in equity accounted units	9,833	6,855
Inventories	381	375
Trade and other receivables	2,365	1,826
Deferred tax assets	1,875	1,863
Tax recoverable	74	52
Other financial assets (including loans to equity accounted units)	1,922	1,597

	97,559	89,608
Current assets
Inventories	5,307	4,756
Trade and other receivables	6,058	5,582
Tax recoverable	278	542
Other financial assets (including loans to equity accounted units)	585	631
Cash and cash equivalents	9,670	9,948

	21,898	21,459
Assets of disposal groups held for sale (a)	88	1,706

Total Assets	119,545	112,773

Current liabilities
Borrowings and other financial liabilities	(1,447)	(2,416)
Trade and other payables	(9,381)	(6,570)
Tax payable	(2,651)	(2,773)
Provisions including post retirement benefits	(1,487)	(1,117)

	(14,966)	(12,876)

Non-current liabilities
Borrowings and other financial liabilities	(20,357)	(13,693)
Trade and other payables	(719)	(879)
Tax payable	(382)	(417)
Deferred tax liabilities	(6,210)	(5,222)
Provisions including post retirement benefits	(17,670)	(13,367)

	(45,338)	(33,578)
Liabilities of disposal groups held for sale (a)	(33)	(1,807)

Total Liabilities	(60,337)	(48,261)

Net assets	59,208	64,512

Capital and reserves
Share capital (b)
– Rio Tinto plc	234	246
– Rio Tinto Limited	5,582	5,601
Share premium account	4,208	4,258
Other reserves	14,731	15,643
Retained earnings	27,784	32,499

Equity attributable to owners of Rio Tinto	52,539	58,247
Attributable to non-controlling interests	6,669	6,265

Total equity	59,208	64,512

(a)	Assets and liabilities held for sale as at 31 December 2010 comprise Alcan’s Engineered Products group (‘AEP’) excluding the Cable Division. The sale of 61 per cent of AEP excluding the Cable Division, was completed on 4 January 2011. After the transaction, Rio Tinto holds a 39 per cent stake, which is treated as an equity accounted unit.
(b)	At 31 December 2011, Rio Tinto plc had 1,436.5 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue and held by the public. No shares in Rio Tinto Limited were held by Rio Tinto plc at 31 December 2011 (31 December 2010: nil). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$19.44 (31 December 2010: US$18.98).

Continues	Page 32 of 44

Group statement of changes in equity

Years ended

31 December 2011

	Attributable to owners of Rio Tinto
						Non-
	Share	Share	Other	Retained		controlling	Total
	capital	premium	reserves	earnings	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Opening balance	5,847	4,258	15,643	32,499	58,247	6,265	64,512

Total comprehensive income for the year (a)	—	—	(924)	4,428	3,504	861	4,365

Currency translation arising on Rio Tinto Limited’s share capital	(19)	—	—	—	(19)	—	(19)

Dividends	—	—	—	(2,236)	(2,236)	(548)	(2,784)

Share buyback schemes	(12)	—	12	(6,210)	(6,210)	—	(6,210)

Own shares purchased / treasury shares reissued for share options and other items	—	(50)	(71)	10	(111)	—	(111)

Newly consolidated operations	—	—	—	—	—	1,555	1,555

Change in equity held by Rio Tinto (b) (c) (d)	—	—	—	(793)	(793)	(1,882)	(2,675)

Shares issued to holders of non-controlling interests	—	—	—	—	—	424	424

Company no longer consolidated	—	—	—	—	—	(6)	(6)

Employee share options	—	—	71	86	157	—	157

Closing balance	5,816	4,208	14,731	27,784	52,539	6,669	59,208

(a)	Refer to Statement of comprehensive income on page 29 for further details.

(b)	The purchase of Riversdale has been treated as a step acquisition. Non-controlling interests of US$1,498 million arose at the acquisition date, when Rio Tinto’s share in Riversdale reached 52.6 per cent. These non-controlling interests were reversed as Rio Tinto increased its interests in Riversdale to 100 per cent. An amount of US$479 million has been recognised directly in equity in relation to Rio Tinto’s interests purchased after the acquisition date, representing the excess of consideration paid to acquire these additional shareholdings, over non-controlling interests acquired. Refer to acquisitions and disposals on page 36 to 37 for further information.

(c)	A reduction of US$339 million in non-controlling interests arose as Rio Tinto increased its economic share in Oyu Tolgoi through the acquisition of additional interests in Ivanhoe Mines Ltd. Adjustments to retained earnings attributable to owners of Rio Tinto of US$129 million relate to the aggregate excess of consideration paid for the additional investments in Ivanhoe, over the value of the additional economic share acquired in Oyu Tolgoi. Refer to acquisitions and disposals on page 38 for further information.

(d)	In relation to the Group’s purchase of an additional stake in Coal & Allied, adjustments to retained earnings of US$185 million were made for the excess of consideration paid to acquire shareholdings of US$45 million from non-controlling interests.

Continues	Page 33 of 44

Group statement of changes in equity (continued)

Restated 31 December 2010

	Attributable to owners of Rio Tinto
						Non-
	Share	Share	Other	Retained		controlling	Total
	capital	premium	reserves	earnings	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Opening balance	5,170	4,174	14,010	20,477	43,831	2,094	45,925

Total comprehensive income for the year (a)	—	—	1,645	13,705	15,350	1,142	16,492

Currency translation arising on Rio Tinto Limited’s share capital	677	—	—	—	677	—	677

Dividends	—	—	—	(1,754)	(1,754)	(457)	(2,211)

Own shares purchased / treasury shares reissued for share options and other items	—	84	(84)	(31)	(31)	—	(31)

Consolidation of Oyu Tolgoi (b)	—	—	—	—	—	3,236	3,236

Shares issued to holders of non- controlling interests	—	—	—	—	—	250	250

Employee share options	—	—	48	69	117	—	117

Cash settled share options reclassified as equity settled	—	—	24	33	57	—	57

Closing balance	5,847	4,258	15,643	32,499	58,247	6,265	64,512

(a)	Refer to Statement of comprehensive income for further details.
(b)	Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines Ltd. Refer to acquisitions and disposals on pages 38 to 39.

Reconciliation with Australian Accounting Standards

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia, referred to as Australian Accounting Standards (AAS).

Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under AAS include the residue of such goodwill, which amounted to US$537 million at 31 December 2011 (2010: US$584 million).

Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of AAS.

Continues	Page 34 of 44

Consolidated net debt

Years ended 31 December

		Restated
	2011	2010
	Net Debt	Net Debt
	US$m	US$m
Analysis of changes in consolidated net debt
Opening balance	(4,071)	(18,861)
Adjustment on currency translation	(39)	(1,269)
Exchange (losses)/gains (charged)/credited to the income statement	(85)	1,130
Cash movements excluding exchange movements	(4,498)	15,244
Other movements	242	(315)

Closing balance	(8,451)	(4,071)

Total borrowings in the statement of financial position	(21,448)	(15,428)
Derivatives related to net debt (included in ‘Other financial assets/liabilities’)	345	109
EAU funded balances excluded from net debt	2,982	1,300

Adjusted total borrowings	(18,121)	(14,019)

Cash and cash equivalents	9,670	9,948

Consolidated net debt	(8,451)	(4,071)

The Group updated its definition of net debt in 2011, such that it is stated net of the impact of certain funding arrangements relating to EAUs and partially owned subsidiaries (EAU funded balances). This modification is required in order to avoid showing liabilities twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently on lent by the EAU to a consolidated Group subsidiary. Total borrowings have been similarly adjusted to present ‘adjusted total borrowings’. Comparative figures have been adjusted accordingly.

Geographical analysis (by destination)

Years ended 31 December

	2011	2010	2011	2010
	%	%	US$m	US$m
Gross sales revenue by destination (a)
China	30.7	28.0	20,155	16,581
Other Asia	15.9	14.5	10,410	8,603
Japan	16.6	16.0	10,892	9,410
United States of America	13.7	15.2	9,019	8,975
Other Europe (excluding United Kingdom)	11.5	14.1	7,549	8,340
Canada	2.9	3.3	1,926	1,925
United Kingdom	1.4	2.0	922	1,334
Australia	2.5	2.3	1,647	1,164
Other	4.8	4.6	3,102	2,882

Total	100.0	100.0	65,622	59,214

Share of equity accounted units’ sales			(5,085)	(4,043)

Consolidated sales revenue			60,537	55,171

(a)	Gross sales revenue is used by the Group in monitoring business performance (refer to the financial information by Business unit on page 11). Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales revenue. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

Continues	Page 35 of 44

Prima facie tax reconciliation

Years ended 31 December

		Restated
	2011	2010
	US$m	US$m
Profit before taxation	13,214	20,491
Deduct: share of profit after tax of equity accounted units	(704)	(1,101)
Add: impairment after tax of investments in equity accounted units (b)	592	—

Parent companies’ and subsidiaries’ profit before tax	13,102	19,390

Prima facie tax payable at UK rate of 26% (2010: 28%)	3,407	5,429
Higher rate of taxation on Australian earnings at 30%	759	295
Impact of items excluded in arriving at Underlying earnings
Impairment charges	1,909	(23)
Gains on disposal of businesses and on newly consolidated operations	(30)	(77)
Foreign exchange on intra-group balances	22	46
Foreign exchange on external debt	(5)	(61)
Foreign exchange on derivatives and other excluded items	(2)	(17)
Impact of tax law changes on previously recognised deferred tax assets	342	—
Other exclusions	(91)	13
Adjustments to deferred tax following changes in tax rates	20	(96)
Other tax rates applicable outside the UK and Australia	112	110
Resource depletion and other depreciation allowances	(182)	(163)
Research, development and other investment allowances	(78)	(74)
Utilisation of previously unrecognised deferred tax assets	—	(13)
Unrecognised current year operating losses	272	95
Foreign exchange differences	(3)	(63)
Withholding taxes	27	35
Other items	(40)	(140)

Total taxation charge (a)	6,439	5,296

(a)	This tax reconciliation relates to the Group’s parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$507 million (31 December 2010: US$737 million).
(b)	Impairment of investments in equity accounted units is net of tax credits of US$349 million.

Continues	Page 36 of 44

Acquisitions and disposals

2011 Acquisitions

Rio Tinto Coal Mozambique (formerly Riversdale Mining Limited)

After the opening of Rio Tinto’s bid for Riversdale Mining Limited (‘Riversdale’) on 11 January 2011, Rio Tinto cumulatively increased its interests in the issued share capital of Riversdale, culminating in the acquisition of a controlling 52.6 per cent interest on 8 April 2011 (the acquisition date). The cumulative consideration paid to reach the controlling percentage was US$2,191 million, all of which was cash. Subsequent to the acquisition date, Rio Tinto continued to increase its interest in Riversdale and on 7 July 2011, its interest increased to 100 per cent; consideration paid for the remaining 47.4 per cent was US$1,977 million. Riversdale was delisted on 7 July 2011 and subsequently renamed Rio Tinto Coal Mozambique (‘RTCM’). Due to the mutual proximity of the dates of individual increases in Rio Tinto’s shareholding prior to the acquisition date, the transactions have been accounted for as an acquisition taking place in only two stages, first the acquisition of a controlling interest on 8 April 2011, and secondly the purchase of additional interests after the acquisition date.

RTCM owns and operates a number of exploration and early development stage projects, specialising in coal opportunities in southern Africa. Its principal interests are the Benga project, a 65:35 joint venture with Tata Steel Limited, which is equity accounted, and the wholly owned Zambeze coal project. These projects are located contiguously in the Tete and Moatize provinces of Mozambique. Riversdale also has several prospective exploration tenements in the region.

The acquisition is in line with Rio Tinto’s growth strategy of investing in, developing, and operating, large, long term, cost-competitive mines, and provides Rio Tinto with one of the world’s most promising tier one coking coal developments.

Fair values recognised on acquisition are provisional and will be subject to further review during the 12 months from the acquisition date.

Goodwill arising on acquisition comprises US$530 million, being Rio Tinto’s 52.6 per cent share at the acquisition date, of the amount calculated in accordance with IFRS to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities and their tax base.

The fair values of the identifiable assets and liabilities of Riversdale Mining Limited at the acquisition date were provisionally estimated as follows:

As at 8 April 2011 (of which 52.6 per cent attributable to owners of Rio Tinto)	Provisional fair value US$m
Intangible assets	1,797
Investments in Equity Accounted Units	1,802
Cash	478
Other assets and liabilities	91
Deferred tax liabilities	(1,009)
Non-controlling interests	(1,498)
Goodwill	530

Net attributable assets including goodwill at the acquisition date	2,191

Interests acquired subsequent to the acquisition date
Non-controlling interests acquired (47.4 per cent)	1,498
Cash consideration in excess of non-controlling interest acquired (included as change in equity held by Rio Tinto)	479
Less: cash acquired on acquisition	(478)

Included within acquisitions of subsidiaries per the cash flow statement	3,690

Continues	Page 37 of 44

Acquisitions and disposals (continued)

Non-controlling interests were recognised at their proportionate share of the provisional fair value of identifiable assets and liabilities at the acquisition date.

For the period since acquisition, losses after tax of US$63 million are included in the consolidated income statement; there was no impact on Consolidated sales revenue. Had Riversdale been consolidated from 1 January 2011, the consolidated income statement would have reduced by US$119 million to show profit after tax from continuing operations of US$6,656 million. Consolidated sales revenue would have been unaffected.

Hathor Exploration Limited

During 2011, between April and October, Rio Tinto built up a 5.8 per cent interest in Hathor Exploration Limited (‘Hathor’), a uranium exploration company listed on the Toronto Stock Exchange. In October, an all cash offer was made for the remaining shares. On 30 November 2011 the conditions of the offer were satisfied and Rio Tinto acquired a controlling interest of 70.2 per cent of Hathor. By 31 December 2011 ownership had reached 88.0 per cent; by 12 January 2012 the remaining 12.0 per cent was acquired and Hathor has since been delisted from the Toronto Stock Exchange. Due to the mutual proximity of the dates of individual increases in Rio Tinto’s shareholding subsequent to the acquisition date, and before the end of the year, these transactions have been accounted for as taking place in one stage, at 30 November, resulting in an ownership interest of 88 per cent being recognised at the acquisition date.

Fair values recognised on acquisition are provisional and will be subject to further review during the 12 months from the acquisition date.

Goodwill arising on acquisition comprises US$150 million being Rio Tinto’s 88 per cent share of the amount calculated in accordance with IFRS to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities with their tax base.

The fair values of the identifiable assets and liabilities of Hathor at the acquisition date were provisionally estimated as follows:

As at 30 November 2011 (of which 88 per cent attributable to owners of Rio Tinto)	Provisional fair value US$m
Intangible assets	628
Cash	30
Other assets and liabilities	(1)
Deferred tax liabilities	(184)
Non-controlling interests	(57)
Goodwill	150

Net attributable assets including goodwill at the acquisition date	566

Consideration:
Cash consideration	550
Less: cash acquired on acquisition	(30)

Included within acquisitions of subsidiaries per the cash flow statement	520

Gain recognised on previously held interest of 5.8%	16

Total (net of cash acquired)	536

For the period since acquisition, there was no impact on the consolidated income statement. Had Hathor been consolidated from 1 January 2011, the consolidated income statement would have reduced by US$73 million, to show profit after tax from continuing operations of US$6,702 million.

Continues	Page 38 of 44

Acquisitions and disposals (continued)

Ivanhoe Mines Ltd

During the year and in January 2012, Rio Tinto increased its ownership of shares in Ivanhoe Mines Ltd (‘Ivanhoe’) as follows:

Date	Description	Shares acquired (million)	Price per Share C$		Aggregate consideration US$ million	Ownership after transaction
						Shares (million)%
2 February 2011	Rights offering	34.4		13.93	477	263.6	40.3
3 February 2011	Share purchase	10.0	US$	25.34	253	273.6	41.9
3 February 2011	Share rights purchase	1.5		13.93	21	275.1	42.1
21 June 2011	Warrant exercise	55.2	US$	9.10	502	330.3	46.5
24 August 2011	Exercise of rights to subscribe	27.9		18.98	536	358.2	48.5
27 September 2011	Share purchase agreement	3.7		19.75	71	361.9	49.0
17 January 2012	Exercise of rights to subscribe	0.4		19.66	9	362.3	49.0
24 January 2012	Share purchase	15.1		20.00	299	377.4	51.0

Total		148.2			2,168	377.4

2010 Acquisitions

Consolidation of Oyu Tolgoi (restated)

On 15 December 2010, Rio Tinto consolidated provisional fair values relating to Oyu Tolgoi LLC (“Oyu Tolgoi”), following the signing of a new agreement with Ivanhoe Mines Ltd (“Ivanhoe”), under which Rio Tinto obtained contractual control over certain policies and activities of Oyu Tolgoi. No direct equity interest was acquired under the agreement and the existing equity arrangements were not changed as a result of the agreement. Oyu Tolgoi LLC is owned 66 per cent by Ivanhoe and 34 per cent by the Government of Mongolia. The signing of the agreement did not affect the Government of Mongolia’s economic interest in Oyu Tolgoi LLC.

Provisional fair values on consolidation were determined for Oyu Tolgoi at 31 December 2010. The fair values continued to be reviewed and were finalised by 15 December 2011, 12 months after the effective date of the agreement with Ivanhoe. During the course of the year ended 31 December 2011, certain reallocations between balance sheet categories were identified as additional information became available. An amount of US$1,087 million was reclassified to loans and borrowings, with corresponding adjustments of US$676 million to non-controlling interests and US$352 million to Investments in Equity Accounted Units.

The restatement arising from reallocation between balance sheet categories at 31 December 2010 resulted in an increase to Goodwill of US$20 million and a reduction of US$86 million to both the non-cash gain on consolidation recognised in the income statement, and to equity attributable to owners of Rio Tinto. Fair values have not been restated other than for the impact of the reallocation. The reallocation did not result in an impairment.

Continues	Page 39 of 44

Acquisitions and disposals (continued)

Ivanhoe Mines Ltd

In addition to the agreement described above, during the year ended 31 December 2010 Rio Tinto also entered into the transactions described below, in relation to its investment in Ivanhoe Mines Ltd (‘Ivanhoe’).

		Shares	Price			Aggregate		Ownership after transaction
Date	Description	acquired (million)	per Share C$			consideration US$ million		Shares (million)%
1 March 2010	Share purchase	15.0		16.31		241		98.6	22.4
30 June 2010	Warrant exercise	46.0	US$	8.54		393		144.6	29.6
13 September 2010	Debt facility conversion	40.1	US$	10.00		(a	)	184.7	34.9
13 September 2010	Anti-dilution warrants	0.7		3.15		2		185.4	34.9
15 December 2010	Series B warrants (partial)	33.8	US$	8.88		300		219.2	38.6
15 December 2010	Share purchase from Robert Friedland	10.0		(b	)	253		229.2	40.3

Total		145.6						229.2

(a)	On 13 September 2010, Rio Tinto increased its ownership to 34.9 per cent following automatic conversion of the US$350 million convertible debt facility Rio Tinto made available to Ivanhoe in 2007, which was fully drawn down by mid 2008. The outstanding principal and accrued interest (US$400 million) under the credit facility automatically converted on maturity into common shares at a price of US$10 per share.
(b)	The Robert Friedland share purchase has a price equal to the simple average of the closing price of Ivanhoe shares in the NYSE on the 20 days preceding 8 December 2010.

2011 Disposals

Constellium (formerly Alcan Engineered Products)

On 4 January 2011, Rio Tinto completed the divestment of 61 per cent of Alcan Engineered Products (‘AEP’) to certain investment funds affiliated with Apollo Global Management, LLC (‘Apollo’) and the Fonds Strategique d’Investissement (‘FSI’). The terms of the transaction are confidential. AEP was rebranded as Constellium on 3 May 2011.

Apollo is now the majority shareholder in Constellium (formerly AEP) with a 51 per cent stake in a new holding company for AEP, with the FSI holding 10 per cent. Rio Tinto holds a 39 per cent stake and accounts for its interest in Constellium as an equity accounted unit.

Divestment of the Talc business

On 1 August 2011, Rio Tinto completed the divestment of its talc business to Imerys for gross consideration based on an enterprise value of $340 million before any deductions or tax.

Proposed Chalco Joint Venture and Settlement Agreement with Government of Guinea for the Simandou Iron Ore Project

Under the terms of a binding agreement with Chalco signed on 29 July 2010, Rio Tinto’s 95 per cent interest in Simfer S.A. (Simfer), the entity which currently undertakes the various aspects of the Simandou project, will be held in a newly-formed Joint Venture for the development and operation of the Simandou iron ore project (Chalco JV), through its subsidiary Simfer Jersey. Chalco will acquire a 47 per cent interest in Simfer Jersey (and, therefore, an effective interest in Simfer and the Simandou project) by providing US$1.35 billion on an earn-in basis through sole funding of ongoing development works and historical development expenditure incurred since March 2010.

Continues	Page 40 of 44

Acquisitions and disposals (continued)

Once Chalco has paid its US$1.35 billion and prior to the Government of Guinea (GoG) taking up any portion of its interests (see below), the effective interests of Rio Tinto and Chalco in the Simandou project will be 50.35 per cent and 44.65 per cent respectively; with the International Finance Corporation (IFC), the financing arm of the World Bank, holding the remaining 5 per cent.

The formation of the Chalco JV remains subject to the satisfaction of certain regulatory requirements.

Chinalco and Rio Tinto have entered into an agreement under which Chinalco guarantees the performance of Chalco’s obligations under the binding agreement.

On 22 April 2011, Rio Tinto signed the Settlement Agreement with GoG relating to the southern concession of the Simandou project, known as blocks 3 and 4, which is the location of Rio Tinto’s declared iron ore resources in Guinea. In recognition of this and of the resolution of all other outstanding issues and the finalisation of new investment agreement terms, Simfer paid US$700 million (the Settlement Sum) to the Guinean Public Treasury upon promulgation of Guinean Presidential Decrees granting Simfer a mining concession and approving the proposed Chalco JV. The Presidential Decrees were promulgated on 22 April 2011.

Under the Settlement Agreement, there will be an income tax holiday of eight years from the first taxable profit, followed by a general tax rate of 30 per cent. Royalties will be payable at 3.5 per cent Free on Board (‘FOB’) for all exported ore. Simfer will also be exempt from withholding tax on dividends. All imported goods used for construction and maintenance will be exempt from VAT and Customs duty.

As part of the Settlement Agreement, GoG has the following options to take up to a 35 per cent interest in the mining portion of the Simandou project (i.e. in Simfer):

•	From the grant of the Presidential Decree: 7.5 per cent non-contributing stake at no cost and 10 per cent fully contributing stake at historic cost;

•	Five years from the grant of the Presidential Decrees: a further 7.5 per cent non-contributing stake at no cost;

•	15 years from the grant of the Presidential Decrees: 5 per cent fully contributing stake at market value; and

•	20 years from the grant of the Presidential Decrees: 5 per cent fully contributing stake at market value.

In addition, the Settlement Agreement provides for joint ownership of railway and port infrastructure, with GoG entitled to take a 51 per cent interest in a newly formed Infrastructure SPV (InfraCo) that will hold the rail and port assets. The other Simfer participants will take up an interest in the remaining portion of InfraCo equity in proportion to their relative interests in Simfer. The Settlement Agreement stipulates that participants in InfraCo will be required to fully fund their proportion of InfraCo’s capital cost or be subject to dilution.

InfraCo will appoint Simfer (or an affiliate of Simfer’s within the Rio Tinto Group) as its operator (the ‘Operator’). The rail line will be available for passenger and freight trains and the operator may haul other mineral producers’ ore subject to commercial agreement. Simfer will have the status of a foundation customer, and will therefore retain priority use of the infrastructure.

The infrastructure will revert to GoG ownership after 25 to 30 years. Simfer will retain its status as a foundation customer. On transfer of the project infrastructure to GoG, GoG will put the management of InfraCo to international tender. Simfer will be one of the parties invited to tender. Any user access charges to Simfer will reflect its status as a foundation customer.

Certain provisions of the Settlement Agreement, including the GoG participation regime changes, require amendment to Simfer’s current mining convention (Mining Convention), which requires ratification by the Guinean National Assembly (or by Transitional Council until the Guinean National Assembly is duly constituted) in order for these provisions to have full effect. This is expected to take place in the first six months of 2012.

Both prior to and post participation by Chalco and GoG, Rio Tinto will retain control of Simfer and, therefore, the mining portion of the Simandou project. As such, Rio Tinto will continue to account for its interest in Simfer as a subsidiary. Contributions to funding made by Chalco to acquire its interest in the Chalco JV will be credited to equity. The effect on the Group of the options granted to GoG will be recognised upon ratification by the Guinean National Assembly (or Transitional Council) of the amendments to the Mining Convention discussed above.

Continues	Page 41 of 44

Acquisitions and disposals (continued)

The Settlement Sum is shown as a non current prepayment for an intangible asset in the Group’s statement of financial position at 31 December 2011 and as the purchase of an intangible asset in the Group’s cash flow.

The eventual basis of consolidation of InfraCo is unknown pending finalisation of the detailed infrastructure agreements.

2010 Disposals

Rio Tinto completed the sale of Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor for a total consideration of US$1,948 million on 1 February 2010. The consideration was adjusted to exclude Medical Flexibles operations and to reflect actual business performance over the six months preceding completion.

Rio Tinto’s 75.7 per cent owned subsidiary Coal & Allied sold the Maules Creek project to Aston Resources, a private Australian company, for A$480 million (US$427 million). The sale was completed on 18 February 2010. Coal & Allied’s Vickery asset was sold to Whitehaven Coal (ASX listed) for A$31.5 million (US$28 million), with an effective date of 4 February 2010.

The sale of the Alcan Packaging Food Americas division to Bemis Company Inc., for a total consideration of US$1.2 billion was completed on 1 March 2010.

On 5 July 2010, Rio Tinto completed the divestment of the remainder of its Alcan Packaging business with the closing of the sale of the Medical Flexibles business acquired by Amcor for US$66 million and of the sale of the Alcan Beauty Packaging business acquired by Sun European Partners LLP for an undisclosed sum.

Events after the statement of financial position date

Ivanhoe Mines Ltd

On 24 January 2012, Rio Tinto took a majority stake in Ivanhoe Mines Ltd (‘Ivanhoe’), purchasing shares that took its interest to 51 per cent from 49 per cent at 31 December 2011. The Group had previously gained control of Oyu Tolgoi LLC (OT), in which Ivanhoe holds a 66 per cent interest, on 15 December 2010 and it has consolidated OT since that date. The Group will consolidate the remainder of Ivanhoe (‘the non OT assets’) from the date of acquisition of control, reflecting 100 per cent of the assets and liabilities in the relevant lines in the statement of financial position and the proportion of Ivanhoe and its non OT subsidiaries, not owned by the Group, will be shown as non-controlling interests.

Non OT assets will be ascribed provisional fair values as at the date of acquisition of control subject to finalisation within 12 months. Any excess or shortfall of the fair value of the 49 per cent interest in non OT assets the Group held before this transaction, against the carrying value of that interest, will be taken to the income statement.

Any excess or shortfall of the consideration paid for the additional two per cent interest in Ivanhoe, over the resulting reduction in the non-controlling interest in OT and the incremental fair value of the non OT assets acquired, will be charged or credited to equity. Deferred tax will be provided on any excess of the fair value attributed to assets acquired over the tax basis of those assets, with a consequential increase in goodwill.

Richards Bay Minerals

On 1 February 2012 Rio Tinto announced that it will increase its stake in Richards Bay Minerals (‘RBM’) to 74 per cent through the acquisition of BHP Billiton’s 37 per cent interest. The acquisition has been triggered by BHP Billiton’s decision to exercise a put option agreed between Rio Tinto and BHP Billiton as part of RBM’s restructuring in 2009. The final consideration for the acquisition will be determined through a previously agreed valuation process. Completion is subject to regulatory approvals.

Rio Tinto currently treats its interest in RBM as an equity accounted unit, as it is a jointly controlled entity. On initial consolidation, the excess or shortfall of the fair value of the Group’s existing interest in RBM over the carrying value of that interest will be taken to the income statement.

Continues	Page 42 of 44

Accounting policies

The financial information included in this report has been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2011 and in accordance with: applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 22 December 2010; and Article 4 of the European Union IAS regulation.

The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2010, except for IAS 24 (Revised) ‘ Related party disclosures’ which is mandatory for 2011.

Status of financial information

This preliminary announcement does not constitute the Group’s full financial statements for 2011. This report is based on accounts which are in the process of being audited and will be approved by the Board and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2011 is unaudited and does not have the status of statutory accounts within the meaning of Section 434 of the Companies Act 2006.

Financial information for the year to 31 December 2010 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, financial assets and post-retirement assets and liabilities, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2010 was unqualified and did not contain statements under Section 498 (1) (regarding adequacy of accounting records and returns), or under Section 498 (3) (regarding provision of necessary information and explanations) of the United Kingdom Companies Act 2006.

Continues	Page 43 of 44

Summary financial data in Australian dollars, Sterling and US dollars

2011 A$m	2010 A$m	2011 £m	2010 £m		2011 US$m	Restated 2010 US$m
63,544	64,363	40,915	38,203	Gross sales revenue (a)	65,622	59,214
58,620	59,968	37,744	35,594	Consolidated sales revenue	60,537	55,171
12,796	22,273	8,239	13,220	Profit before tax from continuing operations	13,214	20,491
6,560	16,516	4,224	9,803	Profit for the year from continuing operations	6,775	15,195
(10)	(105)	(6)	(63)	Loss for the year from discontinued operations	(10)	(97)
5,641	15,476	3,632	9,186	Net earnings attributable to Rio Tinto shareholders	5,826	14,238
15,057	15,203	9,695	9,024	Underlying earnings (b)	15,549	13,987
293.9c	794.6c	189.3p	471.7p	Basic earnings per ordinary share from continuing operations (c)	303.5c	731.0c
782.9c	775.3c	504.1p	460.2p	Basic Underlying earnings per ordinary share (a) (c)	808.5c	713.3c
111.75c	100.83c	72.95p	57.05p	Dividends per share to Rio Tinto shareholders (d) - paid	117.0c	90.0c
84.20c	61.94c	57.33p	39.14p	- proposed final dividend	91.0c	63.0c
1,177	18,007	758	10,688	Cash flow before financing activities	1,215	16,566

(8,339)	(3,991)	(5,493)	(2,626)	Net debt	(8,451)	(4,071)
51,845	57,105	34,150	37,579	Equity attributable to Rio Tinto shareholders	52,539	58,247

(a)	Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Refer to Geographic analysis by destination on page 34.
(b)	Underlying earnings exclude impairment charges and other net charges of US$9,723 million (2010 net income: of US$251 million), which are analysed on page 15.
(c)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.
(d)	The financial data above has been extracted from the financial information set out on pages 27 to 34. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

Continues	Page 44 of 44

Metal prices and exchange rates

		2011	2010	Increase/ (Decrease)
Metal prices—average for the year
Copper	–US cents/lb	400c	340c	18%
Aluminium	– US/tonne	US$ 2,395	US$ 2,173	10%
Gold	– US$/troy oz	US$ 1,571	US$ 1,222	29%
Molybdenum	– US$/lb	US$ 16	US$ 16

Average exchange rates in US$
Sterling		1.60	1.55	3%
Australian dollar		1.03	0.92	12%
Canadian dollar		1.01	0.97	4%
Euro		1.39	1.33	5%
South African rand		0.14	0.14

Period end exchange rates in US$
Sterling		1.54	1.55	(1%)
Australian dollar		1.01	1.02	(1%)
Canadian dollar		0.98	1.00	(2%)
Euro		1.30	1.33	(2%)
South African rand		0.12	0.15	(20%)

Availability of this report

This report is available on the Rio Tinto website (www.riotinto.com).